# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medicus Pharma Ltd., CIK 0001997296
CUSIP: 58471K202
Title of class of securities: Common shares, no par value
Address of issuer's principal executive offices: 300 Conshohocken State Road, Suite 200, W. Conshohocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001660525

## Reporting persons
- Bokhari Raza: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,218,173; shared voting power 0; sole dispositive power 1,218,173; shared dispositive power 0; aggregate amount beneficially owned 1,218,173 (4.8% of the class)
  Comment: Includes: (i) 425,000 common shares underlying stock options held by Dr. Raza Bokhari that are currently exercisable or will become exercisable within 60 days of the date hereof and (ii) 793,173 common shares held by RBx Capital, LP, an entity controlled by Dr. Raza Bokhari. Dr. Raza Bokhari may be deemed the beneficial owner of securities held by RBx Capital, LP. Dr. Raza Bokhari disclaims beneficial ownership of such securities except to the extent of his direct ownership.
- RBx Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 793,173; shared voting power 0; sole dispositive power 793,173; shared dispositive power 0; aggregate amount beneficially owned 793,173 (3.2% of the class)

## Item 1. Issuer
Name of issuer: Medicus Pharma Ltd.
Address of issuer's principal executive offices: 300 Conshohocken State Road, Suite 200, W. Conshohocken, PA 19428

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Dr. Raza Bokhari; and

(ii) RBx Capital, LP.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

300 Conshohocken State Rd., Suite 200
W. Conshohocken, PA 19428
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Dr. Raza Bokhari directly owns 425,000 common shares of Medicus Pharma Ltd. (the "Company") underlying stock options that are currently exercisable or will become exercisable within 60 days of the date hereof. RBx Capital, LP, an entity controlled by Dr. Raza Bokhari, directly owns 793,173 common shares. Dr. Raza Bokhari may be deemed the beneficial owner of securities held by RBx Capital, LP. Dr. Raza Bokhari disclaims beneficial ownership of such securities except to the extent of his direct ownership.
Percent of class: See Row (11) of each Reporting Person's cover page. The percentages used herein are calculated based upon on an aggregate of 25,114,144 common shares reported by the Company to be outstanding as of December 22, 2025, as reflected in the Company's registration statement on form S-3 filed with the Commission on December 29, 2025.
Sole power to vote or to direct the vote: See Row (5) of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement was previously filed: https://www.sec.gov/Archives/edgar/data/1660525/000095014225000305/eh250585284_ex9901.htm

## Signatures
- Bokhari Raza: /s/ Raza Bokhari, Dr. Raza Bokhari (01/05/2026)
- RBx Capital, LP: /s/ Raza Bokhari, Dr. Raza Bokhari, Managing Partner (01/05/2026)